10:10 AM Wed Feb 14 73%

59k in less that 72 hours???? 🤯😩☕🥹

THIS IS BLACK HISTORY IN THE MAKING 🗣️🔥 Only 18 days left to get in on the early investor round. Don't sleep!

Link to invest-> wefunder.com/cxffeeblack/

Peep the The Daily Memphian to read the full article.

dailymemphian.com/article/41720/...


welcome
TO THE
AGCC
INVEST IN CXFFEEBLACK
Honor Your Roots
EARLY BIRD TERMS: $40,116 LEFT
$59,884
reserved by 76 investors
RESERVE




By Christin Yates, Special to The Daily Memphian
Updated: February 11, 2024 3:56 PM CT | Published: February 11, 2024 4:00 AM CT


REALIZES SUPPLY CHAIN IS

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Wefunder legal disclosure for more info. help.wefunder.com/testing-the-waters-legal-disclosure

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